June 18, 2018

TSX: SAM

Starcore completes $3 million bond offering

Vancouver, British Columbia – Further to its news release of June 12, 2018, Starcore International Mines Ltd. (TSX:SAM) (“Starcore” or the “Company”) is pleased to announce it has completed a private placement of secured bonds in the aggregate principal amount of CDN$3 million (the “Bonds”). The Bonds bear interest at 8% per annum, payable on maturity, and mature on June 18, 2020. The Bonds are secured by a charge over all of the Company’s and its subsidiaries assets.

Following conditional acceptance from the Toronto Stock Exchange, the Company has issued 3,000,000 warrants to the bond holders, each warrant entitling the bond holders to acquire one share of Starcore at a price of $0.20, expiring on June 18, 2021.

The proceeds from the sale of the Bonds will be added to general working capital.

The Bonds were sold pursuant to exemptions from the prospectus requirement of Canadian securities legislation and are subject to a statutory four month hold period expiring October 19, 2018. The Bonds are not and will not be listed on any market or exchange. The Bonds have not been registered under the U.S. Securities Act of 1933, as amended, and were not offered or sold in the United States.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935 ext. 230
Toll Free: 1-866-602-4935
Email: eeadie@starcore.com

       The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.